

Southern Union Company



**Lehman Brothers
2008 CEO Energy/Power Conference
New York**

September 4, 2008

www.sug.com



Forward-Looking Statements

Statements contained in this presentation that include company expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. It is important to note that the actual results of company earnings could differ materially from those projected in any forward-looking statements. For additional information refer to Southern Union Company's Securities and Exchange Commission filings.

Southern Union Contact:
Jack Walsh, Vice President - Investor Relations
212-659-3208
jack.walsh@sug.com



Agenda

- Southern Union Company Overview

- Creating Shareholder Value

- Segment Information & Growth Drivers

- 2008 Financial Outlook

- Conclusion

- Appendix



Southern Union Company Overview



Southern Union Transformation

Metro Mobile acquires Southern Union Gas

$500 million acquisition of Pennsylvania operations

$437 million sale of Texas operations

$2.45 billion acquisition of CrossCountry Energy

$1.1 billion sale of PA & RI operations

1990 | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006

$402 million acquisition of Missouri operations

$589 million acquisition of New England operations

$1.8 billion acquisition of Panhandle operations

$1.6 billion acquisition of Sid Richardson

Increased ownership interest in FGT from 25% to 50%

Transformation from LDC Focus to National Pipeline Company



High Quality Assets





Business Segments



Transportation & Storage

- Vast pipeline network with access to diverse supply sources and growing markets

- Approximately 15,000 miles of interstate pipelines with transportation capacity of 7.8 Bcf/d

- North America's largest liquefied natural gas (LNG) import terminal with peak send out of 2.1 Bcf/d and storage of 9 Bcf

- Interests in approximately 100 Bcf of storage



Gathering & Processing

- Extensive system in the prolific Permian Basin

- Approximately 4,800 miles of pipelines

- Five processing plants (four active) with a capacity of 470 MMcf/d

- Eight treating plants (five active) with a capacity of 765 MMcf/d



Distribution & Other

- Distribution serves approximately 550,000 customers in Missouri and Massachusetts

- PEI Power owns interests in and operates 70 MW of "green energy" focused generating assets which supply electricity into the PJM Grid



Creating Shareholder Value



Value Creation

- Value creation will come from:
  - Organic growth projects
  - Strategic initiatives
  - Prudent financial management

Enhancing Shareholder Value



Organic Growth Projects

- Vast pipeline network with access to multiple supply sources and diverse markets will help fuel organic growth

- Analyze trends in the natural gas industry to identify opportunities

- Recent open seasons:
  - FGT Phase VIII expansion
  - FGT Pascagoula lateral to serve GulfLNG Energy, LLC import terminal
  - Longville – Henry Hub expansion on Trunkline Gas

- Southern Union Gas Services is well positioned to capture potential opportunities resulting from the development of the West Texas Barnett Shale and strong drilling throughout its system



Strategic Initiatives

- Evaluate and pursue market opportunities
  - Strategic acquisitions
  - Partnership or joint venture opportunities
- Continue to evaluate market conditions for creating an MLP for gathering and processing assets

Focus on Value Creation Opportunities



Prudent Financial Management

- Preservation of investment grade ratings is important for:
  - Lower financing costs/eliminates collateral requirements
  - Improves rate making and regulatory relationships
- Free cash flow may be used for:
  - Organic growth projects
  - Share repurchases
  - Increased dividends
  - Debt repayment
- Actively manage operating expenses

Balance Credit Ratings with Return of Capital



Transportation & Storage



Transportation & Storage Assets

- **Panhandle Eastern Pipe Line**
  - 6,000 mile, 4-line system
  - 2.8 Bcf/d capacity
  - Supply – Rocky Mountains and mid continent
  - Primary Markets – Midwest including IN, IL and MI
- **Trunkline Gas Company**
  - 3,500 mile, 2-line system
  - 1.7 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Markets – TX, LA, & Midwest including IN and IL
- **Sea Robin**
  - 400 mile offshore gathering system
  - 1.0 Bcf/d capacity

- **Florida Gas Transmission (50% interest)**
  - 5,000 mile, system
  - 2.3 Bcf/d capacity
  - Supply – Gulf Coast and LNG
  - Primary Market – peninsular Florida
- **Storage Assets**
  - Includes Southwest Gas Storage, Panhandle Eastern and Trunkline Gas Company
  - Access to ≈ 100 Bcf of storage in IL, KS, LA, MI and OK
- **Trunkline LNG**
  - Nation's largest import terminal
  - Located in Lake Charles, LA
  - 2.1 Bcf/d of peak send out capacity
  - 9 Bcf of storage



T&S Growth Drivers



Trunkline Field Zone Expansion

Enbridge & ETC

To/From Market Area

Field Zone Header System

TLNG

Henry Hub

KM

Texas Louisiana

Kaplan

Centerville
Patterson

Project Cost: $255MM (excluding capitalized interest)

Operating Income: $25MM

Depreciation: $7MM

EBITDA: $32MM

In service: 2/1/2008

- Approximately 60 miles of 36" pipeline

- 625 MMcf/d of new capacity from ETX to WLA

- 1 Bcf/d of new capacity into the Henry Hub

The Field Zone expansion allows Trunkline Gas to receive incremental Texas production and Texas Gulf Coast LNG via intrastate pipeline connections and deliver it to market areas or the Henry Hub.



Trunkline LNG: Infrastructure Enhancement Project

Trunkline LNG is installing infrastructure at its Lake Charles terminal to allow for ambient air vaporization of LNG and natural gas liquids processing.



Project Cost: $365MM (excluding capitalized interest)

Operating Income: $50MM to $55MM

Depreciation: $10MM

EBITDA: $60MM to $65MM

In service: 2Q 2009

- Contracted with BG LNG Services for 20 years
- Benefits
  - Gas quality control mechanism
  - Lower fuel consumption
  - Provides BG with greater supply flexibility due to NGL processing capability

FGT Phase VIII Expansion



Major scale expansion project from Mississippi to central and south Florida.

Project Cost: Approx. $2.4 Billion

In service: Spring 2011

Overview:

- 820 MMcf/day capacity design
- Approximately 90% contracted with 25 year contracts
- Approximately 500 miles of pipeline and 200,000 HP of compression

PROPOSED METER STATION
COMPRESSOR ADDITION/MODIFICATION
PROPOSED NEW COMPRESSION
PROPOSED PIPELINE
ACQUIRED FROM FPL

EXISTING FGT
FGT PIPELINE
JOINT VENTURE
COMPRESSOR STATION
METER STATION



FGT Phase VIII Expansion Timeline

- Open season ran January 14 through February 15

- Expect to file FERC Certificate – Fall 2008

- Expect FERC Approval – Fall 2009

- Target In-Service Date – Spring 2011

- Expect operating income of $240 to $260 million, depreciation of $50 million and EBITDA of approximately $290 to $310 million when fully subscribed

- FPL Capital to provide $500MM of mezzanine/term financing for project



FGT Pascagoula Lateral

FGT Mainline

FGT Compressor Station 10

FGT Compressor Station 11

FGT (Existing)

Joint project with Transco with direct connection to the Gulf LNG Terminal in Pascagoula, MS.

Project Cost: $60MM
Operating income: $10MM
Depreciation: $1MM
EBITDA: $11MM
In service: 2011

- 20 year firm transportation agreement for 340 MMcf/day
- 15 miles 26-inch pipeline, 9 miles of 24-inch pipeline

FGT / Transco Pascagoula Lateral

FGT/Gulf South (Existing)

FGT/Transco (Existing)

Tie-in to FGT & Transco Mobile Bay Laterals

5.0 miles

Gulf LNG Terminal

Gulf LNG Pipeline

Mobile Bay Supply



Gathering & Processing

Map of Operations



Southern Union Gas Services



SUGS Overview

- Located in prolific, long-lived Permian Basin

- Approximately 4,800 miles of gas and liquids pipelines covering 16 counties in West Texas/Southeast New Mexico

- Two fully-integrated midstream systems connected via high-pressure pipeline network

  - North System: Jal and Keystone

  - South System: Coyanosa, Mi Vida, Tippett and Grey Ranch

  - Integration: 24-inch high-pressure pipeline

- Four active cryogenic plants and five active treating plants

- Attractive downstream markets

  - Residue: California, Mid-Con, Texas

  - NGLs: Mont Belvieu

- Attractive contract mix – 96% + POP / Fee-based



North System

- Consists of the Jal and Keystone Systems
  - Large diameter predominately low pressure pipelines
  - Wellhead volume of 250,000 MMBtu/d of 5.0 GPM sour gas
  - 220 MMcf/d cryogenic plant capacity
  - 23,000 bbls/d NGL production
  - 40 tons/d sulfur plant capacity
  - Recent compression and high pressure pipeline upgrades
  - Completion of sour gas 16-inch transfer line in June 2007



South System

- Consists of the Mi Vida, Coyanosa and Tippett Systems
    - High pressure integrated sweet and sour gas gathering system
    - Wellhead volume 330,000 MMBtu/d
    - 190 MMcf/d cryogenic processing capacity
    - Plant inlet of 175 MMcf/d of 3.5 GPM gas producing 11,200 bbls/d of NGLs
    - 370 MMcf/d treating capacity with 115 MMcf/d current throughput
- Grey Ranch System
    - High CO_2 gathering and treating system
    - Earn fixed fee for removing CO_2 volumes
    - 87 MMcf/d current throughput
    - Expect significant volume growth



High Pressure Transfer System

- Acquired 84 miles of 16-inch/24-inch pipelines from NNG in 2004
- Installed 16 miles of 16-inch high pressure sour gas pipeline between Keystone and Jal in June 2007
- Provides operational flexibility
  - Transfer processable gas between plants
  - Move sour, lean gas between treaters
- Option available to increase residue gas value
  - Permian to WAHA differential
  - Ability to pack and draft
- Transfer system enables SUGS to convert its equity volumes into natural gas or natural gas liquids according to processing economics



Diversified, Active Producer Portfolio

- Stable and active producer base
- Diversified portfolio of oil and gas companies
- Strong producer relationships
  - Focus on customer service
- Significant customers include Chesapeake, Anadarko, Apache, ExxonMobil, ConocoPhillips, ChevronTexaco, BEPCo, Devon and others



Gas Supply – Contract Risk Mitigation

- Substantially eliminated true keep whole exposure
- Changed gas pricing mechanism – First of Month to Gas Daily
    - Matches daily priced gas to daily priced NGL's
    - Mitigates risk from daily volume swings
- Producer indemnifications negotiated on many capital intensive projects



Pre-2001 Total System*

Percent of Proceeds 41%

Wellhead Purchases 35%

Fee Based 24%



June 2008 Total System*

Wellhead Purchases 2%

Conditioning Fee 9%

Percent of Proceeds 42%

Fee Based 47%

* Contract percentages based on wellhead volumes in Mcf.



Key Assumptions for 2008

- Positive processing spread environment allows conversion of equity into mostly natural gas liquids

- Equity volumes average 40,000 to 45,000 MMBtu/d (converted from NGL gallons to BTUs)

- Normalized FF&U levels

- Incorporates current hedging program



Hedged Positions

- SUGS expects equity volumes for 2008 to be approximately 40,000 to 45,000 MMBtu/d of NGLs
- Through a combination of swaps and put options on natural gas and NGL processing spreads, SUGS has a net effective price on 30,000 MMBtu/d of $15.02 for the balance of 2008
- SUGS entered into an additional processing spread swap[1] on 10,000 MMBtu/d at $7.10 for 2008
- For 2009, SUGS has a net effective price on 20,000 MMBtu/d at $16.40
- For 2009, SUGS entered into an additional processing spread swap[1] on 10,000 MMBtu/d at $8.37

(1) *The processing spread swaps must be added to the physical natural gas price to arrive at the net price for the physical product.*

Actively Manage Hedging Program



G&P Growth Drivers



Growth Drivers

- Aggressively pursue new business

- Operating & maintenance expense management

- Invest capital throughout the system to ensure efficiency

- Exploit competitive advantages

SUGS Growth Projects





- **Deep Atoka Gas Development – Loving, Winkler and Ward Counties, Texas**
  - Production peaked in 2007 at approximately 350MM/d
  - Anadarko and Chesapeake continue active drilling program
  - Initial per well delivery rates up to 40MMcf/d per well
- **Eunice Area Expansion Projects – Lea County, New Mexico**
  - Treating expansion project with acid gas injection well to be complete in 2008
  - Expect to connect additional growth volumes from Apache, Range, Bass and other active producers in 2008 and 2009
  - High margin, rich, sour, low pressure gas
- **Grey Ranch Treating Expansion – Pecos County, Texas**
  - Expand capacity from 90 MMcf/d to 180 MMcf/d
  - Partner drilling program adding significant volumes of 70% CO2 gas supporting expansion
  - Estimated completion by year end 2008
- **West Texas Barnett Shale – Culberson, Reeves, Pecos & Jeff Davis Counties, TX**
  - Over 2 MM acres have been leased in the area with little infrastructure for gas or NGLs
  - Over 80 evaluation wells have been drilled, are drilling or are permitted in the trend
  - Chesapeake is the largest player in the area and has "Cracked the Code" on completing these wells
  - Recent completions approaching 5MM/d per well



Distribution & Other



Missouri Gas Energy

Missouri Gas Energy is a local distribution company serving central and western Missouri

- Provides natural gas to over 500,000 customers

- Nearly 13,000 miles of main and service lines

- MGE received a $27.2MM annual revenue increase in 2007

  - MGE received a straight fixed-variable rate design for its residential customer class that mitigates weather and conservation impact on margin

  - New rates were effective April 3, 2007



New England Gas Company

New England Gas Company is a local distribution company serving North Attleboro and Fall River, MA

- Provides natural gas to 50,000 customers
- Nearly 2,000 miles of main and service lines
- NEGCO received a $4.6MM annual revenue increase in 2007
    - Settlement includes mechanisms to recover gas-cost related uncollectible expense, pension costs and other postretirement benefit costs
    - New rates phased in over eight-month period beginning August 1, 2007
- NEGCO recently filed a rate increase request for $5.6 million. New rates are expected to be in place by 2/1/2009.



2008 Outlook



Guidance and EBITDA Outlook

- 2008 earnings guidance
  - SUG's earnings guidance range is $1.80 to $1.90 per share
  - Guidance range is driven by:
    - ✓ Commodity price impact on unhedged gathering & processing volumes and operating efficiency
    - ✓ Operating and maintenance expense containment
    - ✓ Timing and amount of capital spending program
- Expect significant EBITDA growth beginning in 2Q 2009 from Trunkline Infrastructure Enhancement Project; $60MM to $65MM on an annualized basis

Pro forma EBITDA Guidance ($000,000s)



Business Segment	2007 Actual	2008 Estimate	2008 Adjusted
Transportation & Storage	$377	$385 - $395	$445 - $450[1]
Citrus (50% interest)	$195[2]	$185 - $190	$185 - $190
Gathering & Processing	$154[3]	$170 - $185	$170 - $185
Distribution & Other	$104	$110 - $120	$110 - $120
Consolidated	$830	$850 - $890	$910 - $955

Note: Pro forma EBITDA is equal to earnings before interest, taxes, depreciation, amortization and other items as discussed below. Pro forma EBITDA presents Southern Union's 50% interest in Citrus Corp on a proportionate basis. For GAAP purposes, Southern Union's interest in Citrus is reflected in equity earnings from unconsolidated investments.

(1) "2008 Adjusted" reflects 2008 Estimate adjusted for the annualized impact of the Trunkline LNG Infrastructure Enhancement Project (estimated to be $60 to $65 million) expected to be in-service 2Q2009.

(2) Excludes one-time gains primarily related to Citrus litigation settlement and non-cash purchase accounting adjustments.

(3) Includes approximately $30 million of cash received from 2007 put options not included in income.

2008 Capital Expenditure Guidance ($000,000s)



Business Segment	Maintenance	Growth	Total
Southern Union Company			
Transportation & Storage[1]	$140[2]	$255 - $305	$395 - $445
Gathering & Processing	$30	$30 - $35	$60 - $65
Distribution & Other	$35	$20 - $30	$55 - $65
SUG Consolidated	$205	$305 - $370	$510 - $575
Citrus Corp.[3]	$65[4]	$250[5]	$315

(1) Transportation and storage excludes Citrus Corp.

(2) Includes approximately $50 million of compressor modernization capital that is not expected to repeat in 2009.

(3) Represents SUG's 50% interest in Citrus Corp.

(4) Includes approximately $11 million related to the Florida Turnpike relocation project.

(5) Growth capital at Citrus Corp. primarily relates to the FGT Phase VIII expansion.



2008 EBITDA by Segment



13%

46%

20%

21%



- EBITDA from regulated assets accounts for approximately 80% of total providing stability to earnings and cash flows

- EBITDA from SUGS is only 20% of total

- SUGS actively manages its commodity exposure through hedging instruments



Conclusion



Summary

- Compelling vision and clear strategic plan going forward
  - Strategic transformation and value creation achieved
  - Organic growth projects with clear visibility towards earnings growth and value creation
  - Balance preservation of investment grade credit ratings and return of capital to shareholders

Commitment to Maximize Shareholder Value



Appendix



Company Facts

NYSE:SUG – June 30, 2008			
Total Annual Revenue	$2.6 billion		
Total Assets	$8.1 billion		
Total Net Debt	$3.5 billion		
Total Preferred Stock	$.18 billion		
Total Stockholder's Equity	$2.1 billion		
Total Capitalization	$6.1 billion		
Market Capitalization	$3.4 billion		
Shares Outstanding	124.0 million		
Annual Dividend/Yield	$.60 per share/2.2%		
Security Ratings	**Moody's**	**S&P**	**Fitch**
Southern Union Co.	Baa3	BBB-	BBB
Outlook	*Negative*	*Negative*	*Stable*
Panhandle Eastern	Baa3	BBB-	BBB
Outlook	*Stable*	*Negative*	*Stable*



Reg. G Reconciliation

Segment ($000)	2007 Actual	2008 Estimate	2008 Adjusted[5]
Transportation & Storage(1):			
Operating Income	$289	$280 - $290	$330 - $345
Depreciation & Amortization	86	105	115
Other Including Other Income	2	-	-
Pro forma EBITDA	377	$385 - $395	$445 - $460
Citrus Corp. (50%):			
Operating Income	142	130 - 135	130 - 135
Depreciation & Amortization	51	53	53
Other Including Other Income [2]	2	2	2
Pro forma EBITDA	195	185 - 190	185 - 190
Gathering & Processing:			
Operating Income	62	110 - 125	110 - 125
Depreciation & Amortization	59	60	60
Other Including Other Income [3]	33	-	-
Pro forma EBITDA	154	170 - 185	170-185
Distribution & Other[4]:			
Operating Income	73	75 - 85	75 - 85
Depreciation & Amortization	33	35	35
Other Including Other Income	-2	-	-
Pro forma EBITDA	104	110 - 120	110 - 120
Total Pro forma EBITDA:	$830	$850 - $890	$910 - $955

(1)   Excludes Citrus Corp. which is separately listed for presentation purposes. Southern Union's 50% interest in Citrus Corp. is recorded in equity earnings from unconsolidated investments for GAAP purposes.

(2)   Excludes one-time gains related to the Citrus litigation settlement and non-cash purchasing accounting adjustments included in Southern Union's equity earnings from unconsolidated investments for GAAP purposes. Equity earnings were $99 million for 2007.

(3)   Other Income includes approximately $30 million of cash received from the 2007 put options not reflected in earnings.

(4)   "Other" includes Corporate, the Company's investment in PEI Power Corp. and Fall River Gas Appliance.

(5)   2008 Adjusted guidance is equivalent to 2008 plus the inclusion of the annualized impact of the Trunkline LNG IEP (estimated to be $60 to $65MM of EBITDA).